Filed Pursuant to Rule 433

Registration No. 333-203761

Dated November 14, 2017

PRICING TERM SHEET

Southwest Airlines Co.

$300,000,000 2.750% Notes due 2022

$300,000,000 3.450% Notes due 2027

Issuer:	Southwest Airlines Co.

Principal Amount:	2022 Notes: $300,000,000 2027 Notes: $300,000,000

Maturity Date:	2022 Notes: November 16, 2022 2027 Notes: November 16, 2027

Coupon:	2022 Notes: 2.750% 2027 Notes: 3.450%

Price to Public:	2022 Notes: 99.930% 2027 Notes: 99.732%

Yield to Maturity:	2022 Notes: 2.765% 2027 Notes: 3.482%

Spread to Benchmark Treasury:	2022 Notes: +70 basis points 2027 Notes: +110 basis points

Benchmark Treasury:	2022 Notes: 2.000% UST due October 31, 2022 2027 Notes: 2.250% UST due November 15, 2027

Benchmark Treasury Price and Yield:	2022 Notes: 99-22 1⁄4 / 2.065% 2027 Notes: 98-26+ / 2.382%

Interest Payment Dates:	2022 Notes: May 16 and November 16, commencing May 16, 2018 2027 Notes: May 16 and November 16, commencing May 16, 2018

Redemption Provisions:

Make-Whole Call:

2022 Notes: At any time prior to October 16, 2022 at a discount rate of Treasury plus 15 basis points

2027 Notes: At any time prior to August 16, 2027 at a discount rate of Treasury plus 20 basis points

Par Call:	2022 Notes: Par call at any time on or after October 16, 2022 2027 Notes: Par call at any time on or after August 16, 2027

Change of Control Offer:

2022 Notes: If a change of control triggering event occurs with respect to the 2022 Notes, the issuer will be required, subject to certain conditions, to offer to repurchase the 2022 Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

2027 Notes: If a change of control triggering event occurs with respect to the 2027 Notes, the issuer will be required, subject to certain conditions, to offer to repurchase the 2027 Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Settlement Date:	November 16, 2017 (T+2)

CUSIP/ISIN:	2022 Notes: 844741 BD9 / US844741BD90 2027 Notes: 844741 BE7 / US844741BE73

Ratings (Moody’s/S&P/Fitch):*	A3/BBB+/BBB+

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC Barclays Capital Inc.

Co-Managers:	Blaylock Van, LLC BNP Paribas Securities Corp.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146; Goldman Sachs & Co. LLC at 1-866-471-2526; Morgan Stanley & Co. LLC at 1-866-718-1649 or Barclays Capital Inc. at 1-888-603-5847.

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